Filed pursuant to Rule 253(g)(2)
File No. 024-10529

NEWSBEAT SOCIAL, INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 16, 2016
TO OFFERING CIRCULAR DATED JULY 12, 2016, AS SUPPLEMENTED

This document supplements, and should be read in conjunction with, the offering circular, as supplemented (the “Offering Circular”) of NewsBeat Social, Inc. (“we,” “our” or “us”), dated July 12, 2016 and filed by us with the United States Securities and Exchange Commission on July 13, 2016, as supplemented by Supplement No. 1 dated September 9, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose that on September 14, 2016, Geoffrey Campbell informed us that he intends to resign his position as President of NewsBeat Social, Inc., effective on or before September 23, 2016, for health reasons. As President, Mr. Campbell has reported to our Chief Executive Officer, Stanley W. Fields. We currently expect that we will internally reallocate the responsibilities associated with Mr. Campbell’s position, and not hire a replacement.